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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

Warner Chilcott Limited
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

G9435N108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745(3-06)

Page 1 of 5 pages

CUSIP No. G9435N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Credit Suisse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 39,485,537

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 39,485,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,485,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person (See Instructions) BK

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer Warner Chilcott Limited

(b)	Address of Issuer’s Principal Executive Offices

Channel House, Suite 3-105, Longfield Road, Southside, St. David's, Bermuda

Item 2.

(a)	Name of Person Filing Credit Suisse, See Schedule I

(b)	Address of Principal Business Office, or if none, Residence Uetlibergstrasse 231, P.O. Box 900, CH-8070, Zurich, Switzerland

(c)	Citizenship Switzerland

(d)	Title of Class of Securities Class A Common Stock, $0.01 par value per share

(e)	CUSIP Number G9435N108

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐ Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provision of the An employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	☐ A parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	☐ Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

Page 3 of 5 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 39,485,537

(b)	Percent of class: 15.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 39,485,537

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 39,485,537

On January 12, 2007, DLJ MB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the "Credit Suisse Entities") entered into a Voting Agreement with the Issuer, pursuant to which the Credit Suisse entities agreed with the Issuer not to vote any shares of Common Stock beneficially owned by the Credit Suisse entities in excess of 9.99% of the outstanding shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See Schedule I.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 17, 2009 ——————————————————
(Date)

/s/ Ivy Dodes ——————————————————
(Signature)

Ivy Dodes, Managing Director ——————————————————
(Name/Title)

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 5 of 5 pages

Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich , Switzerland . The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business (the "Non-U.S. PB Business")) may beneficially own Shares to which this Statement relates (the "Shares") and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

On March 31, 2005, Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, BCIP Trust Associates III-B, BCIP Associates-G, J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P.,  J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) III, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P., Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Parallel Fund V, L.P., Thomas H. Lee (Alternative) Cayman Fund V, L.P., Putnam Investments Employees' Securities Company I LLC, Putnam Investments Holdings, LLC, Thomas H. Lee Investors Limited Partnership, Ontario Municipal Employees Retirement Board, AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V., AlpInvest Partners Later Stage Co Investments Custodian IIA B.V., Filbert Investment PTE LTD, the Northwestern Mutual Life Insurance Company, Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited (collectively, the "Other Persons"), and the Credit Suisse Entities entered into that certain Amended and Restated Shareholders Agreement, as amended by that certain First Amendment to the Amended and Restated Shareholders Agreement, dated as of April 19, 2005 (the "Shareholders Agreement"), with respect to the securities of the Issuer.  The Shareholders Agreement terminated upon the Issuers' initial public filing.  However, certain provisions of such Shareholders Agreement, including certain registration rights, survived such termination.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934, as amended, and the Reporting Person disclaims beneficial ownership of the securities of the Issuer directly beneficially owned by any of the Other Persons.